

July 6, 2020

Elliot Jordan
Chief Financial Officer
Farfetch Ltd
The Bower
211 Old Street
London EC1V 9NR
United Kingdom

>   **Re: Farfetch Ltd**
>   **Form 20-F for the Fiscal Year Ended December 31, 2019**
>   **Filed March 11, 2020**
>   **File No. 001-38655**

Dear Mr. Jordan:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Trade & Services